

October 14, 2010

Mr. Adam Suttin
President
JWC Acquisition Corp.
111 Huntington Avenue
Boston, MA 02199

> **Re: JWC Acquisition Corp.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-168798**
> **Filed September 23, 2010**

Dear Mr. Suttin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment three from our letter dated September 8, 2010. Please add a separately captioned section later in your document summarizing the terms and features you intend to be binding upon you and identifying where they are located, such as your charter documents.

2. We note your response to prior comment 12 from our letter dated September 8, 2010 and the revised text o page 74. However, your revised disclosure does not appear to address the extent to which shareholders may sell back their shares in privately negotiated or

other transactions. Please expand your table to address such scenarios, including an explanation of how the payment is calculated, what the per-share payment would initially be pursuant to such calculations, and the impact to your remaining shareholders.

3.   We note your response to prior comment 33 from our letter dated September 8, 2010 and the disclosure on page 68 and elsewhere regarding your need to make a tender offer for all of your outstanding shares and not merely the shares sold in your offering. Please clarify the extent to which any shareholders from offerings subsequent to the IPO but prior to the consummating a transaction would receive the same treatment under the tender offer rules as the shareholders in the IPO.

4.   We note your response to prior comments 35 and 38 from our letter dated September 8, 2010 and the revisions to the exhibits. Please file executed copies of all agreements whereby your sponsor, officers, and directors, have agreed to certain actions or to waive certain rights.

5.   Your current disclosure indicates that you will file tender offer documents "prior to consummating [y]our initial business combination" and that funds may be released from the trust account upon completion of your initial business combination. As your tender offer is required to be open for a period of time, it is unclear whether you are able to consummate the initial business combination during the tender offer period. Please revise to clarify.

Summary

6.   We reissue prior comment 13 from our letter dated September 8, 2010. Please revise your Summary to more clearly and succinctly explain the various scenarios presented, rights afforded shareholders, information you will provide them and restrictions you will and will not operate under. Consider providing this information in tabular format to assist the reader.

Risk Factors, page 18

7.   We note your revised risk factor on page 21 "Our purchases of common stock …" Please clarify, if true, that there is no limit on the amount you may pay for shares purchased in privately negotiated transactions and that your remaining shareholders will bear the burden of any premium you pay other shareholders to sell their shares.

8.   We note your response to prior comment 23 and revised disclosure on page 22. Consider revising the discussion of listing standards to address requirements specifically relevant to your proposed structure, such as a majority vote to approve and a minimum acquisition value equal to at least 80% of the trust.

Use of Proceeds, page 44

9.   In the bolded text immediately following your table you indicate that the $2.5 million releasable from the trust is subject to adjustment in the event that the offering changes as a result of the exercise of the over-allotment or otherwise. Please clarify the reference to "or otherwise" as used in this sentence.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

10.   We note your response to prior comment 29 and the revised disclosure estimating franchise taxes of $180,000. Please disclose the basis for this estimate.

Conflicts of Interest, page 88

11.   We note your revised text on page 88 responsive to prior comment 24 from our letter dated September 8, 2010. Your text references "other fiduciary duties or contractual obligations [your officers and directors] may have as of the date of this prospectus." Please revise this section to disclose all pre-existing fiduciary duties covered by your articles' limitation on the doctrine of corporate opportunity. Disclose the nature of the relevant businesses so that a potential investor can understand the scope of the reference to a corporate opportunity "that falls within the line of business of any entity to which he has pre-existing fiduciary or contractual obligations."

Material U.S. Federal Tax Considerations, page 115

12.   We are still considering your response to prior comment 41 from our letter dated September 8, 2010. We may have further comment.

Financial Statements

Notes to Financial Statements, page F-7

13.   We note your response to the comment 42 of our letter dated September 8, 2010. While the ASU 2010-09 allows a SEC filer not to disclose the date, you are not considered a SEC filer under ASU 2010-09. You are currently a private company who is filing your previously completed financial statements in an initial registration statement. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Exhibits

Exhibit 3.1

14.   We note that Article 9 may only be modified prior to the consummation of your initial business combination by the affirmative vote of at least 65% of the holder of your common stock. Please revise your disclosure to address any voting requirements applicable to your existing investors, officers and directors as it relates to a vote to modify this provision.

Exhibit 5.1

15.   Please confirm that you will file a signed and dated opinion as of effectiveness if you retain the date restriction in paragraph C, or that you will file a signed and dated opinion prior to effectiveness if you remove paragraph C.

16.   We note your assumption that "at the time of execution, countersigning, issuance, and delivery of the Warrants, the Warrant Agreement will be a valid and binding obligation of the Warrant Agent …" Please advise us of the basis for this assumption or revise to remove.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Bernard Kramer
Fax: (212) 547-5444